SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 8)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US$0.000003125 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☐] Rule 13d-1(c)

[☒] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value $0.000003125 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 01609W102	13G	Page 2 of 6 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Please see response to Item 9
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,788,048
	6	SHARED VOTING POWER 2,787,293,480(1)
	7	SOLE DISPOSITIVE POWER 3,788,048
	8	SHARED DISPOSITIVE POWER 2,787,293,480(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,081,528(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%(1)(2)
12	TYPE OF REPORTING PERSON CO

1	See the description of ownership by subsidiaries of the Reporting Person in Item 4.

2	Percent of class is based on 19,989,106,016 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of December 31, 2023.

CUSIP No. 01609W102	13G	Page 3 of 6 pages

Item 1.

(a)	Name of Issuer:

Alibaba Group Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by SoftBank Group Corp. (the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business office of SoftBank Group Corp. is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(c)	Citizenship:

See Row 4 of cover page for the Reporting Person.

(d)	Title of Class of Securities:

Ordinary shares, par value US$0.000003125 per share, of the Issuer.

(e)	CUSIP Number:

01609W102

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares by the person filing this statement is provided as of December 31, 2023:

CUSIP No. 01609W102	13G	Page 4 of 6 pages

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

The Reporting Person is the direct or indirect owner of the shares set forth herein. A portion of such shares are beneficially owned via direct or indirect subsidiaries of the Reporting Person. As of December 31, 2023, none of the subsidiaries of the Reporting Person holding shares individually beneficially owned more than 5.0% of the outstanding Ordinary Shares as of such date.

Item 5.	Not applicable.

Item 6.	Not applicable.

CUSIP No. 01609W102	13G	Page 5 of 6 pages

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Notice of Dissolution of Group.

(a) Although the Issuer, SoftBank Group Corp., Joseph Tsai, and each such shareholder’s Subordinate Shareholders (as defined therein), and, solely for limited purposes, Jack Yun Ma, are parties to an Amended and Restated Voting Agreement, dated as of December 17, 2021 (the “Amended Voting Agreement”), because SoftBank Group Corp. and certain of its affiliates no longer collectively own 15% or more of the Issuer’s outstanding Ordinary Shares, provisions of the Amended Voting Agreement relating to the nomination of directors as well as the voting of Ordinary Shares in favor of director nominees are no longer effective.

Accordingly, the Reporting Person no longer believes that it could be deemed to be members of a “group” under Section 13(d) of the Act with respect to the Ordinary Shares beneficially owned by the Reporting Person and the other parties to the Voting Agreement. Further filings with respect to transactions in Ordinary Shares will continue to be filed, if required, by the Reporting Person in their individual capacity.

Item 10.	Not applicable.

CUSIP No. 01609W102	13G	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department